UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2023 (Report No. 2)

Commission file number: 001- 38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On May 2, 2023, Capital Point Ltd. (“Capital Point”) filed with the Tel Aviv-Jaffa District Court (the “Court”) a suit against SciSparc Ltd. (the “Company” or the “Defendant”), case number 2050-05-23 (the “Suit”). The Suit names the Company as the sole defendant and includes allegations of breaches of contract by the Defendant under the Israeli Contracts Law [General Part], 1973, unjust enrichment under the Israeli Unjust Enrichment Law, 1979 and breaches of the Defendant under the Israeli Torts Ordinance [New Version], 1968.

The Suit challenges a certain warrant issued by the Company to Capital Point (the “Capital Point Warrant”) to purchase $340,000 ordinary shares of the Company (the “Warrant Shares”). The Capital Point Warrant was exercisable for 12 months from May 15, 2021, to May 15, 2022 and was issued in connection with the joint venture transaction, entered on May 15, 2020, by and between the Company, Capital Point and Evero Health Ltd., a majority owned subsidiary of the Company, as further described in the Company’s Report on Form 6-K, filed on even date thereof. The Suit claims that the Defendant unlawfully refused to accept the Capital Point Warrant exercise notice as of November 4, 2021 and accordingly did not issue to Capital Point the Warrant Shares.

The Suit claims damages in the amount of NIS 10,000,000 (approximately $2.75 million), which accounts for, as of the date of the filing of the Suit, the agreed compensation according to Section 2(d)(i) of the Capital Point Warrant, an injunction order for the Company to issue the Warrant Shares to Capital Point, return of any unlawful profits received by the Company and punitive damages.

As of the current time, the Company cannot predict the likelihood of success of the Suit.

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-269839, File No. 333-266047, File No. 333-233417, File No. 333-248670 and File No. 333-255408) and on Form S-8 (File No. 333-225773) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: May 5, 2023	By:	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Executive Officer

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